November 21, 2016

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-3628

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance

Re:	Cardiome Pharma Corp. Form 40-F for Fiscal Year Ended December 31, 2015 Filed March 29, 2016 File No. 000-29338

Dear Mr. Rosenberg:

Set forth below are the responses of Cardiome Pharma Corp., a corporation organized under the laws of Canada (the "Company"), to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff, dated November 3, 2016 (the "Comment Letter"), with respect to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2015 filed with the Commission on March 29, 2016 (File No. 000-29338) (the "Form 40-F").

For the convenience of the Staff, the text of the Commission's comment in the Comment Letter has been duplicated in bold type to precede the Company's response.

Certain confidential portions of this letter have been omitted by means of redacting a portion of the text and replacing it with "***". Pursuant to the provisions of 17 C.F.R. §200.83 ("Rule 83"), the Company has separately submitted a copy of this letter containing the redacted text to the Staff and requested confidential treatment for the redacted text.

Exhibit 1.2

Notes to Consolidated Financial Statements

20. Segmented Information, page 23

1. We note your responses dated August 26, 2016 and October 13, 2016 to our prior comments. Please quantify for us revenues from external customers for each of your products for each of the years ended December 31, 2014 and 2015 and tell us your consideration of disclosing this information pursuant to the entity-wide disclosure requirements in ASC 280-10-50-40.

***	Denotes information omitted and provided under	Confidential Treatment Requested
	separate cover to the Staff pursuant to Rule 83	by Cardiome Pharma Corp.
CRME -1

Response: The Company respectfully acknowledges the Staff's request for the revenues for each of its products for each of the years ended December 31, 2014 and 2015 and understands that ASC 280-10-50-40 requires revenue reporting either for each product, or for each group of "similar" products. In preparing the financial statements for the years ended December 31, 2014 and 2015, the Company determined that its products, AGGRASTAT® and BRINAVESSTM, may reasonably be grouped as "similar" products for the purpose of the entity-wide disclosure requirements. The Company considered qualitative aggregation factors and also concluded that the relative quantitative significance of the products did not lead to any other disaggregated disclosure requirement that would preclude the grouping of AGGRASTAT® and BRINAVESSTM as "similar" products.

In determining if its products constituted "similar" products as referred to in ASC 280-10-50-40, the Company considered aggregation criteria provided in relation to operating segments in ASC 280. In particular, the Company considered the aggregation criteria in ASC 280-10-50-11 and determined that there are no qualitative factors that would clearly indicate that AGGRASTAT® and BRINAVESSTM represent dissimilar products. The Company considered the nature of the products, the type of customers, the geographic markets, the sales and distribution channels, the infrastructure required to support the product sales, and the regulatory environment. More specifically, the Company determined that AGGRASTAT® and BRINAVESSTM should be considered "similar" products because: both products are used in the same therapeutic area (cardiovascular), are sold to the same type of customers (primarily hospitals), are used in the same acute care hospital setting, are sold in the same geographic markets (where regulatory approval has been obtained) by the same sales force or through the same distribution network, are managed by the same personnel using the same or similar quality, pharmacovigilance, and regulatory systems, and operate in the same regulatory environment.

With regards to the relative quantitative significance of BRINAVESSTM revenues, total BRINAVESSTM revenues were less than 10% of the Company's reported consolidated revenues for each of the years ended December 31, 2014 and 2015 and for the nine months ended September 30, 2016 [***]. Therefore, the Company concluded that BRINAVESSTM was not an operating segment on a stand-alone basis as outlined in ASC 280-10-50-12. This conclusion is further supported by the interpretation of subsection 210.5-03(b) of Regulation S-X related to income statement presentation, which describes that it is appropriate to aggregate classes of revenue when they are each less than 10% of total revenue, and Item 101(c)(1)(i) of Regulation S-K, which requires disclosure of revenues by class of similar products only when the total revenue of that product accounted for at least 15% of consolidated revenues in any of the last three fiscal years, if total revenue did not exceed $50,000,000 during those years. Although the Company recognizes that these regulations are not explicitly linked to the entity-wide disclosure requirements described in ASC 280, they have been considered by the Company as guidelines in the conclusion that there are no quantitative requirements that would preclude the grouping of AGGRASTAT® and BRINAVESSTM as "similar" products.

Based on the analysis described above, the Company has concluded that AGGRASTAT® and BRINAVESSTM are products that are similar in nature and therefore believes that its disclosure of revenues on an aggregated basis is appropriate and is in line with the disclosure requirements set forth in ASC 280-10-50-40.

***	Denotes information omitted and provided under	Confidential Treatment Requested
	separate cover to the Staff pursuant to Rule 83	by Cardiome Pharma Corp.
CRME -2

As described in the Company's letter dated August 26, 2016, the Company recognizes revenue at the time an order is delivered and so, large, infrequent distributor orders may give rise to significant quarterly and annual fluctuations in BRINAVESSTM revenue. These fluctuations are more pronounced given total BRINAVESSTM revenues are currently not very significant. The Company believes that if it were to report the breakdown of revenue between AGGRASTAT® and BRINAVESSTM, investors could be misled by these fluctuations as they may infer trends in BRINAVESSTM revenues which do not exist. The Company does, however, acknowledge the Staff's comment and confirms that it intends to continually reassess the appropriateness of a quantitative breakout of BRINAVESSTM sales and will provide additional disclosure in future filings should circumstances change that would support such disclosure.

As the Company grows its product portfolio and/or market share, the relative quantitative significance of each individual product may change accordingly. In considering whether to disclose revenues separately for a particular product, the Company intends to consider not only the quantitative significance of the product, but also qualitative factors such as those noted in the analysis above.

The Company currently has a newly in-licensed product which it will be commercializing in the near term. The product is called XYDALBATM and it is an antibiotic rather than a cardiovascular drug. Given it is in a different therapeutic area than AGGRASTAT® and BRINAVESSTM, the Company expects that once XYDALBATM revenues reach a significant quantitative threshold, an assessment of the required entity-wide disclosures in accordance with ASC 280-10-50-40 may lead to the conclusion that it would be appropriate to disclose its revenues separately from the Company's cardiovascular products.

The Company will continue to reassess its disclosure obligations in future periods and will expand the product-specific disclosures when appropriate to ensure continued compliance with the ASC standards.

Please telephone the undersigned at (604) 677-6905 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer Archibald
Jennifer Archibald
Chief Financial Officer

cc:	Riccardo Leofanti (Skadden, Arps, Slate, Meagher & Flom LLP) Joseph Garcia (Blake, Cassels & Graydon LLP)

***	Denotes information omitted and provided under	Confidential Treatment Requested
	separate cover to the Staff pursuant to Rule 83	by Cardiome Pharma Corp.
CRME -3

APPENDIX A

[***]

***	Denotes information omitted and provided under	Confidential Treatment Requested
	separate cover to the Staff pursuant to Rule 83	by Cardiome Pharma Corp.
CRME -4